UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Pliant Corporation

(Name of applicant)

1475 Woodfield Road, Suite 700, Schaumburg, IL 60173

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title Class	Amount
13% Senior Subordinated Notes due 2010 (the “Securities”)	$35,000,000 (plus the amount of any additional Securities issued in lieu of payment of interest thereon)

Approximate date of proposed public offering:  The Securities will be issued, if at all, upon the Effective Date under the Second Amended Joint Plan of Reorganization, as may be amended, of the Applicant and certain of its direct and indirect wholly-owned subsidiaries pursuant to Chapter 11 of the Bankruptcy Code (the “Second Amended Plan”), which Effective Date is anticipated to occur in June 2006.

Name and address of agent for service:

Stephen T. Auburn
Vice President, General Counsel and Secretary
Pliant Corporation
1475 Woodfield Road, Suite 700
Schaumburg, IL 60173
(847) 969-3300

with copies to

Robert P. Freeman
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the Applicant.

GENERAL

1.      General Information. Furnish the following information as to the applicant:

(a)    Form of organization.

The applicant, Pliant Corporation (the “Applicant”), is a corporation.

(b)    State or other sovereign power under the laws of which organized.

The Applicant is organized under the laws of the State of Utah.

2.      Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

On January 3, 2006, the Applicant and certain of its subsidiaries, Uniplast Holdings, Inc., Pliant Corporation International, Pliant Solutions Corporation, Pliant Film Products of Mexico, Inc., Pliant Packaging of Canada, LLC, Pliant Investment, Inc., Alliant Company LLC, Uniplast U.S., Inc., Uniplast Industries Co., and Pliant Corporation of Canada Ltd. (collectively, the “Debtors”) filed voluntary petitions in the United Stated Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) (the “Chapter 11 Cases”). The Chapter 11 Cases are being jointly administered under the caption “In re: Pliant Corporation, et al., Case No. 06-10001.” On April 18, 2006, the Debtors filed with the Bankruptcy Court the Second Amended Plan and the Amended Disclosure Statement for Debtors’ Second Amended Joint Plan of Reorganization (the “Amended Disclosure Statement”), along with certain exhibits thereto, and the Bankruptcy Court authorized the distribution of the Amended Disclosure Statement to all holders of claims and interests against each Debtor.

The Second Amended Plan provides, in part, that if the Bankruptcy Court determines that the issuance to the Applicant’s existing subordinated note holders by the Applicant of $20,000,000 aggregate principal amount of additional senior secured notes under an existing indenture would result in impairment of the current holders of the Applicant’s senior secured notes, then the Applicant shall instead issue $35,000,000 aggregate principal amount of the Securities under an indenture in substantially the form set forth as Exhibit T3C hereto (the “Indenture”). The Bankruptcy Court is expected to make this determination at a confirmation hearing currently scheduled for May 31, 2006. The Securities will be issued, if at all, on the effective date of the Second Amended Plan (the “Effective Date”), which is expected to occur in June 2006, in exchange for the claims of the existing subordinated note holders. In addition, on the Effective Date the Applicant will reincorporate as a Delaware corporation and take certain other actions as specified in the Second Amended Plan.

The Applicant believes that the issuance of the Securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan or reorganization, (ii) the recipient of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the Securities as contemplated by the Plan will satisfy the aforementioned requirements.

AFFILIATIONS

3.      Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

(a)    Current Affiliates. As of April 18, 2006, the affiliates of the Applicant and the percentage of voting securities owned by the Applicant or other immediate parent corporation of each affiliate, as indicated, were as follows:

Entity	Percent of Voting Securities Owned by Immediate Parent

Pliant Corporation International	100%

Pliant Film Products of Mexico, Inc.	100%

Pliant Corporation of Canada Ltd.	100%

Pliant Corporation Pty Ltd.	100%

Pliant Film Products GmbH	100%

Pliant Packaging of Canada, LLC	100%

Pliant Investment, Inc.	100%

Alliant Company LLC (subsidiary of Pliant Investment, Inc.)	100%

Pliant Solutions Corporation	100%

Uniplast Holdings, Inc.	100%

Uniplast Industries Co. (subsidiary of Uniplast Holdings, Inc.)	100%

Uniplast U.S., Inc. (subsidiary of Uniplast Holdings, Inc.)	100	%(1)

ASPEN Industrial, S.A. de C.V.	99	%(2)

Jacinto Mexico, S.A. de C.V. (subsidiary of ASPEN Industrial, S.A. de C.V.)	99	%(3)

Pliant de Mexico, S.A. de C.V. (subsidiary of ASPEN Industrial, S.A. de C.V.)	99	%(4)

(1)    100% of preferred equity held by Uniplast Industries Co.

(2)    1% owned by Pliant Corporation International

(3)    1% owned by Pliant Corporation

(4)    1% owned by Pliant Corporation

(b)    Affiliates as of the Effective Date. The affiliates of the Applicant as of the Effective Date are expected to be the same as the current affiliates of the Applicant.

See Items 5 below with respect to ownership of securities in Pliant Corporation.

MANAGEMENT AND CONTROL

4.      Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

(a)    Current directors and executive officers. The following table sets forth the names of and offices held by all current directors and executive officers of the Applicant. The address for each director and executive officer listed below is 1475 Woodfield Road, Suite 700, Schaumburg, Illinois 60173.

NAME	TITLE

Harold C. Bevis	President and Chief Executive Officer; Director

R. David Corey	Executive Vice President and Chief Operating Officer

Kenneth J. Swanson	Senior Vice President and President, Specialty Products

Robert J. Maltarich	Senior Vice President and General Manager-Industrial Films Business Group

Greg E. Gard	Senior Vice President, Technology & Innovation

James M. Kingsley	Senior Vice President and General Manager, Engineered Films

Andrew D. McLean	Senior Vice President, Marketing and Customer Service

Joseph J. Kwederis	Senior Vice President, Finance and Chief Financial Officer

James Kaboski	Vice President, Strategy and Business Development

Thomas E. McShane	Vice President, Corporate Controller

Chris M. Nielsen	Vice President and Treasurer

Stephen T. Auburn	Vice President, General Counsel and Secretary

John D. Bowlin	Director

Edward A. Lapekas	Director

Stephen McKenna	Director

Albert (Pat) MacMillan	Director

Jeffrey C. Walker	Director

Timothy J. Walsh	Director

(b)    Directors and executive officers as of the Effective Date. The current officers of the Applicant are expected to be the officers of the Applicant on the Effective Date. The persons who will serve as the directors of the Applicant on the Effective Date have not yet been determined.

5.      Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

(a)    As of April 30, 2006, the following owned 10 percent or more of the voting securities of the Applicant:

Col. A Name and Complete Mailing Address	Col. B Title of Class Owned	Col. C Amount Owned	Col. D Percentage of Voting Securities Owned

Southwest Industrial Films, LLC c/o Timothy Walsh 1221 Avenue of the Americas 39th Floor New York, NY 10020-1080	Common Stock	317,306 shares	55.5%

The Christena Karen H. Durham Trust 5772 South Holladay Blvd. Salt Lake City, UT 84121	Common Stock	158,917 shares	27.80%

Southwest Industrial Films, LLC is an affiliate of J.P. Morgan Partners, LLC.

The trustee of The Christena Karen H. Durham Trust is Richard P. Durham. The Christena Karen H. Durham Trust was established for the benefit of Christena Karen H. Durham and her children.

(b)    On the Effective Date, affiliates of J.P. Morgan Partners, LLC are expected to own approximately 40% of the new Common Stock of the Applicant and approximately 13% of the new Series AA Preferred Stock of the Applicant, each of which will constitute a class of voting securities on the Effective Date.

UNDERWRITERS

6.      Underwriters. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a)    Within the three years prior to the date of the filing of this application, the following entities have acted as underwriters of securities of the Applicant which were outstanding on the date of this application: J.P. Morgan Securities Inc., Credit Suisse First Boston LLC and Deutsche Bank Securities Inc. have acted as underwriters of the Applicant’s 11⅛% Senior Secured Discount Notes due 2009 issued in 2004 and 11⅛% Senior Secured Notes due 2009 issued in 2003.

(b)    No person is acting, or proposed to be acting, as principal underwriter of the Securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.      Capitalization.

(a)    Furnish the following information as to each authorized class of securities of the applicant.

As of April 30, 2006, the Applicant’s capitalization consisted of the following:

Col. A Title of Class	Col. B Amount Authorized	Col. C Amount Outstanding

Common Stock, no par value (1)	10,000,000 shares	571,711 shares

Preferred Stock, no par value, issuable in series (2)	200,000 shares

(a) Series A Cumulative Exchangeable Redeemable Preferred Stock	167,000 shares	140,973 shares

(b) Series B Redeemable Preferred Stock	720 shares	628 shares	(3)

13% Senior Subordinated Notes due 2010 (4)	$320,000,000	$320,000,000	(5)

11 5/8% Senior Secured Notes due 2009 (6)	unlimited	$280,110,000	(7)

11 1/8% Senior Secured Discount Notes due 2009 (8)	unlimited	$7,290,000	(9)

11 1/8% Senior Secured Notes due 2009 (10)	unlimited	$250,000,000	(11)

(1)    In addition, the Applicant has outstanding approximately 136,739 warrants for the purchase of common stock, exercisable at a price of $.01 per share, all of which will be deemed to be exercised pursuant to the Second Amended Plan.

(2)    The Fourth Amended and Restated Articles of Incorporation authorize an aggregate of 200,000 shares of Preferred Stock, of which two series consisting of an aggregate amount of 167,720 shares have been designated and authorized.

(3)    248 shares of which were vested.

(4)    Issued pursuant to indentures dated as of May 31, 2000 and April 10, 2002, as amended.

(5)    Does not include $24,800,000 of accrued and unpaid interest.

(6)    Issued pursuant to an indenture dated as of February 17, 2004 and amended and restated as of May 6, 2005.

(7)    Represents accreted or PIK value.

(8)    Issued pursuant to an indenture dated as of February 17, 2004 and amended and restated as of May 6, 2005.

(9)    Represents accreted or PIK value.

(10)  Issued pursuant to an indenture dated as of May 30, 2003, as amended.

(11)  Does not include $18,500,000 of accrued and unpaid interest.

(b)    Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

The Common Stock is entitled to exercise all voting rights of the Applicant, subject to any rights granted to the Preferred Stock of the Applicant. Each outstanding share of Common Stock is entitled to one vote on each matter to be voted on by holders of the Common Stock.

The Series A Cumulative Exchangeable Redeemable Preferred Stock (the “Series A Preferred Stock”) and the Series B Redeemable Preferred Stock (the “Series B Preferred Stock”) are not entitled to vote on any matter to be voted on by the stockholders of the Applicant, except that the Applicant may not take certain actions specified in the Fourth Amended and Restated Articles of Incorporation that may be adverse to the holders of Series A Preferred Stock without the consent of such holders. These actions include: (i) the issuance of capital stock (including securities exchangeable or convertible into capital stock) which as to payment of dividends, distributions of assets or redemptions, rank senior to or on a parity with the Series A Preferred Stock; (ii) increase the authorized number of shares of Series A Preferred Stock; (iii) change the designation of the Series A Preferred Stock designations, preferences or rights in a manner adverse to the holders of Series A Preferred Stock; (iv) reclassify any capital stock into shares of capital stock ranking, as to payment of dividends, distributions of assets or redemptions, on a basis that is senior to or on a parity with the Series A Preferred Stock; or (v) amend the provisions of the Fourth Amended and Restated Articles of Incorporation or the Bylaws of the Applicant in a manner that would have a material adverse effect on the rights, preferences or privileges of the holders of Series A Preferred Stock.

As set forth in the Second Amended Plan, the reorganization of the Debtors will result in the issuance by the Applicant of, inter alia, new Common Stock, new Series AA Exchangeable Redeemable Preferred Stock (“Series AA Preferred Stock”), new Series M Preferred Stock and either an additional $20,000,000 aggregate principal amount of 11 5/8% Senior Secured Notes due 2009 pursuant to an existing indenture or $35,000,000 aggregate principal amount of the Securities pursuant to the Indenture, in exchange for the existing Common Stock, Series A Preferred Stock, Series B Redeemable Preferred Stock and 13% Senior Subordinated Notes due 2009 referenced in the table above and claims with respect thereto. Of these new securities to be issued on the Effective Date, the voting securities will consist of the new Common Stock and the new Series AA Preferred Stock. Holders of the new Common Stock will have the right to elect 5 out of 7 of the members of the Board of Directors of the Applicant, which will be reincorporated as a Delaware corporation, and such holders will not be entitled to cumulative voting rights in the election of directors.

The Series AA Preferred Stock will have an initial face amount of $1,000 per share, or an aggregate face amount of $335,600,000, and will accrue dividends at a rate of 13% per annum. Each share of Series AA Preferred Stock will be entitled to a liquidation preference equal to the $1,000 face amount plus accrued and unpaid dividends. The Series AA Preferred Stock will be redeemable at the option of the Applicant at any time at an amount equal to its face amount plus accrued and unpaid dividends. If the Series AA Preferred Stock has not been redeemed or repurchased by the fifth anniversary of the Effective Date of the Second Amended Plan, the holders of at least 40% of the outstanding shares of Series AA Preferred Stock will have the right to cause all of the outstanding Series AA Preferred Stock to be converted into a number of shares of new Common Stock that will dilute the ownership interest of the new Common Stock to be issued pursuant to the Second Amended Plan to .01% or less. Shares of Series AA Preferred Stock will not have general voting rights, but will have the right to elect 2 out of the 7 members of the Applicant’s Board of Directors. If the Series AA Preferred Stock is not redeemed or repurchased by the fourth anniversary of the Effective Date, directors elected by the holders of Series AA Preferred Stock will have super-majority voting rights that will permit them to initiate a sale of the Applicant and give them majority control of any board vote related to a sale of the Applicant. If the Series AA Preferred Stock is not redeemed by the fifth anniversary of the Effective Date, the holders of the Series AA Preferred Stock will be able to elect a majority of the Board of Directors without converting the Series AA Preferred Stock to new Common Stock. Holders of Series AA Preferred Stock are not entitled to cumulative voting rights in elections of directors. The Applicant will be prohibited from taking certain further actions without the consent of the Series AA Preferred Stock.

INDENTURE SECURITIES

8.      Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the Indenture. Capitalized terms not defined herein have the meanings ascribed to such terms in the Indenture.

(a)    Events of Default; Withholding of Notice

The following events are defined in the Indenture as “Events of Default”:  (i) default by the Applicant in the payment of interest on any Security when the same becomes due and payable and such default continues for a period of 30 days; (ii) default by the Applicant in the payment of principal of any Security when the same becomes due and payable at its Stated Maturity, upon required redemption or repurchase, upon declaration or otherwise, or failure of the Applicant to redeem or purchase Securities when required pursuant to the Indenture or the Securities; (iii) failure of the Applicant or any Note Guarantor to comply with the Indenture provisions governing mergers or transfers of all or substantially all of its assets; (iv) failure of the Applicant or any Restricted Subsidiary to comply with the Indenture provisions governing SEC reporting requirements, limitations on Indebtedness, limitations on Restricted Payments, limitations on restrictions on distributions from Restricted Subsidiaries, limitations on sales of assets and subsidiary stock, limitations on transactions with affiliates, obligations upon a Change of Control, future Note Guarantors and limitations on engaging in new lines of business (other than a failure to purchase Securities when required in connection with a sale of assets or subsidiary stock or a Change of Control) and such failure continues for 45 days after written notice, (v) failure of the Applicant or a Restricted Subsidiary to comply with any of its agreements in the Indenture or the Securities other than those referred to in (i) — (iv) above and such failure continues for 60 days after written notice; (vi) failure of the Applicant or any Restricted Subsidiary to pay within any applicable grace period after final maturity or acceleration of the principal amount of any Indebtedness in excess of $10,000,000 and such failure continues for 30 days after written notice; (vii) taking of certain actions by the Applicant or any Significant Subsidiary pursuant to the Bankruptcy Law or foreign insolvency laws, including commencing a voluntary case, consenting to the entry of an order for relief against it in an involuntary case, consenting to the appointment of a custodian or making a general assignment for the benefit of creditors; (viii) entry by a court of an order or decree under any Bankruptcy Law or foreign laws that is for relief against the Applicant or any Significant Subsidiary in an involuntary case, appoints a custodian for the Applicant or any Significant Subsidiary or any substantial part of its property or orders the winding up or liquidation of the Applicant or any Significant Subsidiary, and such order or decree remains unstayed and in effect for 60 days; (ix) entry against the Applicant or any Restricted Subsidiary of any judgment or decree for the payment of money in excess of $10,000,000 (net of insurance recovery) if such judgment or decree becomes final and unappealable and remains outstanding for a period of 60 days and is not discharged, waived or the execution thereof stayed; or (x) failure of any Note Guarantee of a Material Subsidiary to be in full force and effect (except as contemplated by the terms thereof) or denial or disaffirmation by any Note Guarantor or Person acting by or on behalf of such Note Guarantor of its obligations under the Indenture or any Note Guarantee and such default continues for 10 days after written notice.

The Indenture provides that, if a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer; provided that, except in the case of a Default in the payment of principal or interest on any Security (including any mandatory redemption payments), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of holders of the Securities.

(b)    Authentication and Delivery of Securities; Use of Proceeds

The Securities shall be issuable in denominations of $1,000 and integral multiples thereof; provided that the aggregate principal amount of Securities issued on the Effective Date shall not exceed $35,000,000 and shall be issued pro rata to the holders of claims arising under or evidenced by the existing subordinated notes being relinquished pursuant to the Second Amended Plan, rounding down such pro rata amount to the nearest $1,000; provided further that additional Securities will be issued as payment of interest on the Securities for the first two semi-annual interest payment dates occurring after the Effective Date in denominations of $1.00 and integral multiples thereof, rounding down such interest payment to the nearest $1.00.

The Securities shall be executed by manual or facsimile signature on behalf of the Applicant by two of the following Officers of the Applicant:  the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary. Securities bearing the signature of individuals who at the time of authentication of the Security by the Trustee no longer hold that office shall nevertheless be valid. A security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication of the Security, which signature shall be conclusive evidence that the Security has been authenticated under the Indenture. The Trustee may appoint an authenticating agent reasonably acceptable to the Applicant to authenticate the Securities.

The Trustee shall authenticate and make available for delivery, upon a written order of the Applicant signed by two Officers, Securities for original issue on the date of the Indenture in an aggregate principal amount not to exceed $35,000,000. Such order shall specify the amount of the Securities to be authenticated and the date on which the original issue of Securities is to be authenticated. The Securities shall be issued initially in the form or one or more global securities which shall be registered in the name of the Depository Trust Company (“DTC”) or its nominee and deposited on behalf of the recipients of the Securities with the Trustee as initial securities custodian. DTC may appoint a different securities custodian for the global securities or take delivery of the global securities itself.

As indicated above, the Securities will be issued as part of an exchange for the existing subordinated notes pursuant to the Second Amended Plan. Accordingly, there will be no proceeds and, therefore, no application of proceeds from the issuance of the Securities.

(c)    Release and Substitution of Property Subject to the Lien of the Indenture

The Securities are unsecured and, therefore, no property of the Applicant is subject to lien under the Indenture.

(d)    Satisfaction and Discharge

The Indenture provides that the Applicant and the Note Guarantors shall be discharged from their obligations under the Securities and the Indenture (with certain exceptions) when (i) all outstanding Securities have been canceled or delivered to the Trustee for cancellation or (ii) all outstanding Securities have become due or payable at maturity or upon redemption and the Applicant irrevocably deposits with the Trustee funds and/or U.S. Government Obligations in an amount sufficient (including delivery of an opinion of a nationally recognized accounting firm as to sufficiency in the case of U.S. Government Obligations) to pay the principal, premium if any and interest on the outstanding Securities and, in the case of both clauses (i) and (ii) the Applicant pays all other sums payable by the Applicant under the Indenture. At any time prior to the stated maturity or redemption of the Securities, the Applicant may defease all of its obligations under the Securities and Indenture (with certain exceptions) (“legal defeasance”) or defease many of the restrictive covenants contained in the Indenture (“covenant defeasance”), if it (i) irrevocably deposits with the Trustee funds and/or U.S. Government Obligations in an amount sufficient (including delivery of an opinion of a nationally recognized accounting firm as to sufficiency in the case of U.S. Government Obligations) to pay the principal, premium if any and interest on the outstanding Securities, (ii) 123 days have passed after the deposit is made and during such period no Default with respect to the solvency of the Applicant has occurred and is continuing at the end of such period, (iii) the deposit does not constitute a default under any other agreement binding on the Applicant and is not prohibited by the subordination provisions of the Indenture, and (iv) the Applicant delivers certain opinions of counsel to the Trustee with respect to matters under the Investment Company Act of 1940, Federal income tax matters and conditions precedent under the Indenture.

(e)    Evidence Required to be Furnished by the Applicant to the Trustee as to Compliance with the Conditions and Covenants Contained in the Indenture

The Applicant shall deliver to the Trustee within 120 days after the end of each fiscal year of the Applicant an Officers’ Certificate stating that in the course of performing their duties as Officers of the Applicant they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Applicant is taking or proposes to take with respect thereto.

9.      Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

The following affiliates of the Applicant will be guarantors of the securities:

Pliant Corporation International
Pliant Film Products of Mexico, Inc.
Pliant Solutions Corporation
Pliant Packaging of Canada, LLC
Uniplast Holdings, Inc.
Uniplast U.S., Inc.
Uniplast Industries Co.

The address of each guarantor is 1475 Woodfield Road, Suite 700, Schaumburg, Illinois 60173.

Contents of application for qualification. This application for qualification comprises:

(a)    Pages numbered 1 to 12, consecutively.

(b)    The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)    The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description

T3A	Fourth Amended and Restated Articles of Incorporation of the Applicant (incorporated by reference to Exhibit 3.1 to the Applicant’s Current Report on Form 8-K filed on September 30, 2004).

T3B

Second Amended and Restated Bylaws of the Applicant (incorporated by reference to Exhibit 3.6 to the Applicant’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 28, 2003).

T3C

Form of Indenture, to be dated as of the Effective Date, by and among the Applicant, the subsidiary guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 99.7 to the Applicant’s Current Report on Form 8-K filed on April 12, 2006).

T3D	Not applicable.

T3E-1	Amended Disclosure Statement for Debtors’ Second Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 99.1 to the Applicant’s Current Report on Form 8-K filed on April 21, 2006).

T3E-2	Debtors’ Second Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 2.1 to the Applicant’s Current Report on Form 8-K filed on April 21, 2006).

T3F*	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.

*              Previously filed on April 26, 2006 as part of this application on Form T-3.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Pliant Corporation, a corporation organized and existing under the laws of the State of Utah, has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Schaumburg, and State of Illinois, on the 17th day of May 2006.

(SEAL)		PLIANT CORPORATION

		By	/s/ R. David Corey
R. David Corey
Executive Vice President and Chief Operating Officer
R. David Corey

Attest:	/s/ Thomas E. McShane	By	/s/ Joseph J. Kwederis
	Thomas E. McShane		Joseph J. Kwederis
	Vice President and Corporate Controller		Senior Vice President, Finance and
Chief Financial Officer

EXHIBITS

Exhibit No.	Description

T3A	Fourth Amended and Restated Articles of Incorporation of the Applicant (incorporated by reference to Exhibit 3.1 to the Applicant’s Current Report on Form 8-K filed on September 30, 2004).

T3B

Second Amended and Restated Bylaws of the Applicant (incorporated by reference to Exhibit 3.6 to the Applicant’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 28, 2003).

T3C

Form of Indenture, to be dated as of the Effective Date, by and among the Applicant, the subsidiary guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 99.7 to the Applicant’s Current Report on Form 8-K filed on April 12, 2006).

T3D	Not applicable.

T3E-1	Amended Disclosure Statement for Debtors’ Second Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 99.1 to the Applicant’s Current Report on Form 8-K filed on April 21, 2006).

T3E-2	Debtors’ Second Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 2.1 to the Applicant’s Current Report on Form 8-K filed on April 21, 2006).

T3F*	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.

25.1*	Statement of Eligibility of Trustee on Form T-1.

*       Previously filed on April 26, 2006 as part of this application on Form T-3.